UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PVR Partners, L.P.

(Name of Issuer)

Common units representing limited partner interests

(Title of Class of Securities)

693665101

(CUSIP Number)

Dianna Rosser Aprile

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, NY 10019

(212) 993-0076

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    February 20, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. N33462 107

1.	Names of reporting person: Riverstone V PVR Holdings, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO (See Item 3)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 24,811,083
	9.	Sole dispositive power 0
	10.	Shared dispositive power 24,811,083
11.	Aggregate amount beneficially owned by each reporting person 24,811,083
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 18.1%
14.	Type of reporting person (see instructions) PN

CUSIP No. N33462 107

1.	Names of reporting person: Riverstone Energy Partners V, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO (See Item 3)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 24,811,083
	9.	Sole dispositive power 0
	10.	Shared dispositive power 24,811,083
11.	Aggregate amount beneficially owned by each reporting person 24,811,083
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 18.1%
14.	Type of reporting person (see instructions) PN

CUSIP No. 693665101

1.	Names of reporting person: Riverstone Energy GP V, LLC.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO (See Item 3)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 24,811,083
	9.	Sole dispositive power 0
	10.	Shared dispositive power 24,811,083
11.	Aggregate amount beneficially owned by each reporting person 24,811,083
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 18.1%
14.	Type of reporting person (see instructions) OO

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to Class B units representing limited partner interests (the “Class B Units”) of PVR Partners, L.P., a Delaware limited partnership (the “Issuer”), which are convertible into common units of the Issuer that are registered under the Securities Exchange Act of 1934, as amended (“Common Units”). The Issuer’s principal executive offices are located at Three Radnor Corporate Center, Suite 301, 100 Matsonford Road, Radnor, PA 19087.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed jointly by (i) Riverstone V PVR Holdings, L.P., a Delaware limited partnership (“PVR Holdings”), (ii) Riverstone Energy Partners V, L.P., a Delaware limited partnership (“Riverstone V”), and (iii) Riverstone Energy GP V, LLC, a Delaware limited liability company (“Riverstone GP V”). The entities filing this Schedule 13D are collectively referred to herein as the “Reporting Persons.”

(b) The address of the principal office of each of the Reporting Persons is c/o Riverstone Holdings LLC, 712 Fifth Avenue, 36th Floor, New York, NY 10019.

(c) Information with respect to the executive officers and directors of each of the Reporting Persons, including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and citizenship is listed on the attached Schedule A, which is incorporated in this Schedule 13D by reference.

PVR Holdings is an entity formed for purposes of holding ownership of securities in the Issuer. Riverstone V’s principal business is serving as the general partner of Riverstone Global Energy and Power Fund V L.P. and various other affiliated entities. Riverstone GP V’s principal business is serving as the general partner of Riverstone V.

(d)-(e) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any executive officer or director of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The $400 million purchase price was obtained through capital contributions from limited partners in certain affiliated investment funds that in turn contributed such amount to PVR Holdings.

Item 4.	Purpose of Transaction

The acquisitions of Class B Units by the Reporting Persons were undertaken for investment purposes.

(a) Prior to the earlier of (x) May 17, 2017 or (y) the date upon which the Reporting Persons no longer own 10% of the Issuer’s outstanding equity interests, the Reporting Persons are prohibited from acquiring additional equity securities of the Issuer without the prior written consent of the Issuer. In addition, the Reporting Persons are prohibited from transferring the Class B Units prior to July 1, 2014, except to affiliates. This transfer restriction does not apply after the Class B Common Unites are converted to Common Units. In the event the Merger (as defined below) is not consummated, then subject to the restrictions described above, the Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price of and other market conditions relating to the Common Units or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations, and other factors deemed relevant, may decide to increase or decrease the size of their investment in the Issuer. A decrease in their investment in the Issuer could be affected pursuant to their registration rights.

(b) The Reporting Persons own 24,811,083 Class B Units of the Issuer. As described in the Agreement and Plan of Merger among Regency Energy Partners LP, Regency GP LP, RVP LLC, PVR Partners, L.P. and PVR GP, LLC, (the “Merger Agreement”) if the transactions contemplated by the Merger Agreement (the “Merger”) are approved by the unitholders of the Issuer, then pursuant to an amendment to the Limited Partnership Agreement of the Issuer to be adopted prior to the record date for the Merger, the Class B Units will convert to Common Units of the Issuer immediately prior to the effective time of the Merger. The amendment to the Issuer’s Limited Partnership Agreement providing for such conversion was approved by the board of directors of the Issuer’s general partner and entered into on February 20, 2014. The Schedule 14A was filed with the SEC and the proxy statement/prospectus first mailed to unitholders of the Issuer on February 20, 2014. The special meeting of the Issuer’s unitholders is scheduled for March 20, 2014. This Schedule 13D is being filed to report the deemed beneficial ownership of the Class B Units, which are convertible into Common Units. If the Issuers’ unitholders do not approve the Merger or it is otherwise not consummated, the Class B Units may be converted at the election of either the Reporting Person or the Issuer beginning on July 1, 2014.

(c)-(j) The Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (c) through (j) inclusive of the instructions to Item 4 of the Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The percent of class provided for each Reporting Person below is based on 112,274,703 Common Units and 24,811,083 Class B Units outstanding as of February 18, 2014 and disclosed in the Issuer’s Schedule 14A.

1.	Riverstone V PVR Holdings, L.P.

A	Amount beneficially owned: 24,811,083

B.	Percent of class: 18.1%

C.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii	Shared power to vote or to direct the vote: 24,811,083

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 24,811,083

2.	Riverstone Energy Partners V, L.P.

A.	Amount beneficially owned: 24,811,083

B.	Percent of class: 18.1%

C.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 24,811,083

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 24,811,083

3.	Riverstone Energy GP V, LLC

A.	Amount beneficially owned: 24,811,083

B.	Percent of class: 18.1%

C.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 24,811,083

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 24,811,083

Riverstone V is the record holder of 100% of the limited partner interests of PVR Holdings. Management and control of Riverstone V is vested in its general partner, Riverstone GP V. Riverstone GP V is managed by a seven person management committee. The Reporting Persons other than PVR Holdings may therefore be deemed to beneficially own securities of the Issuer owned directly or indirectly by PVR Holdings.

(c) Within the past 60 days, PVR Holdings received 505,576 Class B Units as a paid-in-kind distributed for the quarter ended December 31, 2013.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Joint Filing Agreement

A Joint Filing Agreement, dated February 28, 2014, by and among the Reporting Persons has been executed. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

Partnership Agreement

The Fifth Amended and Restated Partnership Agreement of the Issuer sets forth the terms of the Class B Units. The Class B Units represent a separate class of the Issuer’s limited partner interests. The Class B Units share equally with the Common Units with respect to the payment of distributions but, until they convert into Common Units, such distribution will be paid in additional Class B Units unless the Issuer elects to pay the distributions on the Class B Units in cash. The number of Class B Units issued to pay each distribution will be based upon the volume-weighted average price of a Common Unit for the 30 trading days preceding the date the distributions are declared. In the event of a liquidation, unit exchange, merger, consolidation or similar event, each Class B Unit (prior to its eligibility for conversion as described below) will be entitled to receive the greater of (1) the amount of cash or property distributed in respect of each Common Unit and (2) an amount of cash or property having a value equal to the Class B Unit Price. PVR Holdings is entitled to designate for appointment to the board of directors of the Issuer’s general partner two designees for so long as PVR Holdings or its affiliates own Class B Units, and thereafter, for so long as the Common Units that PVR Holdings or its affiliates acquire upon conversion of the Class B Units constitute at least 10% of the total number of the Issuer’s outstanding equity interests.

The Class B Units may be converted into Common Units on a one-for-one basis at the option of the holder in amounts of Class B Units having a minimum value of $50.0 million calculated using the 30-day VWAP preceding the date of calculation at any time on or after July 1, 2014. In addition, the Issuer may elect to convert all (but not less than all) outstanding Class B Units into Common Units on a one-for-one basis at any time on or after July 1, 2014. The number of Class B Units is subject to adjustment for issuances below the Class B Unit Price prior to conversion on a weighted average basis, unit splits and unit combinations. The Class B Units have the same voting rights as if they were outstanding Common Units and will be entitled to vote as a separate class on any matters that materially adversely affect the rights or preferences of the Class B Units in relation to other classes of limited partner interests in the Issuer or as required by law.

On February 20, 2014, an amendment (the “Second Amendment”) to the Fifth Amended and Restated Agreement of Limited Partnership of the Issuer, was entered into as contemplated by the Merger Agreement. The Second Amendment provides for the mandatory and automatic conversion of the Class B Units representing limited partner interests in the Issuer into Common Units of the Issuer, immediately prior to the effective time of the Merger.

Purchase Agreement

The Class B Unit Purchase Agreement prohibits PVR Holdings from transferring the Class B Units prior to July 1, 2014, except to affiliates, without the prior written consent of the Issuer. This transfer restriction does not apply after the Class B Units are converted into Common Units. The Purchase Agreement also prohibits PVR Holdings from acquiring any equity securities of the Issuer unless pursuant to preemptive rights until the earlier of (x) May 17, 2017 or (y) the date upon which PVR Holdings no longer beneficially owns 10% of the Issuer’s outstanding equity interests.

Registration Rights Agreement

Pursuant to the Registration Rights Agreement, the Issuer is required to file a shelf registration statement to register the offer and sale of Common Units issuable upon conversion of at least $100.0 million of the Class B Units within fifteen days of such conversion, and use its commercially reasonable efforts to cause the registration statement to become effective as soon as practicable thereafter. If the shelf registration statement is not effective within 120 days of the conversion described above, then the Issuer is subject to liquidated damages. In addition, the Registration Rights Agreement grants piggyback registration rights under certain circumstances and the ability to affect an underwritten offering.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description of Exhibit

99.1	Joint Filing Agreement.

99.2	Fifth Amended and Restated Agreement of Limited Partnership of PVR Partners, L.P. dated May 17, 2012 (incorporated by reference to the Issuer’s Current Report on Form 8-K (File No. 001-16735) filed with the Commission on May 23, 2012).

99.3	Class B Purchase Agreement, dated April 9, 2012 (incorporated by reference to the Issuer’s Current Report on Form 8-K (File No. 001-16735) filed with the Commission on April 12, 2012).

99.4	Registration Rights Agreement, dated May 17, 2012 (incorporated by reference to the Issuer’s Current Report on Form 8-K (File No. 001-16735) filed with the Commission on May 23, 2012).

99.5	Amendment No. 2 to the Fifth Amended and Restated Agreement of Limited Partnership Agreement of PVR Partners, L.P., dated February 20, 2014 (incorporated by reference to the Issuer’s Current Report on Form 8-K (File No. 001-16735) filed with the Commission on February 26, 2014).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: February 28, 2014	RIVERSTONE V PVR HOLDINGS, L.P.

	By:	Riverstone Energy Partners V, L.P, its general partner

	By:	Riverstone Energy GP V, LLC, its general partner

	By:	/s/ Thomas J. Walker
	Name:	Thomas J. Walker
	Title:	Authorized Person

RIVERSTONE ENERGY PARTNERS V, L.P.

	By:	Riverstone Energy GP V, LLC, its general partner

	By:	/s/ Thomas J. Walker
	Name:	Thomas J. Walker
	Title:	Authorized Person

RIVERSTONE ENERGY GP V, LLC

	By:	/s/ Thomas J. Walker
	Name:	Thomas J. Walker
	Title:	Authorized Person

Schedule 13D — Signature Page

SCHEDULE A

The name and business address of each of the executive officers and directors of the Reporting Persons are set forth below. The present principal occupation or employment of each of the executive officer and directors of the Reporting Persons also set forth below (outside of similar positions held with respect to other entities directly or indirectly managed or advised by the Issuer or the Reporting Persons).

Riverstone Energy GP V, LLC

Investment Committee Members

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Pierre F. Lapeyre, Jr.	Founder and Senior Managing Director of Riverstone Holdings LLC	(1)	United States
David Leuschen	Founder and Senior Managing Director of Riverstone Holdings LLC	(1)	United States
Lord John Browne of Madingley	Partner of Riverstone Holdings LLC	(1)	United Kingdom
James Hackett	Partner of Riverstone Holdings LLC	(1)	United States
Michael B. Hoffman	Partner of Riverstone Holdings LLC	(1)	United States
N. John Lancaster	Partner of Riverstone Holdings LLC	(1)	United States
Andrew W. Ward	Partner of Riverstone Holdings LLC	(1)	United States

(1)	c/o Riverstone Holdings LLC, 712 Fifth Avenue, 36th Floor, New York, New York 10019.

Schedule 13D — Schedule A